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MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission
FROM:	Pioneer Drilling Company
RE:	Response to SEC Staff Comments dated March 4, 2005

        We are responding to comments received from the Staff of the SEC by letter dated March 4, 2005 regarding our registration statement on Form S-1 (Registration No. 333-122614). For your convenience, we have numbered our responses to correspond to the Staff's comments and each of our responses is preceded by a restatement of the applicable comment.

        We respectfully request that the Staff review our responses at its earliest convenience. Please advise us as of any further comments as soon as possible.

Cover Page of Prospectus

1.
Comment: Disclose that WEDGE is an affiliate and that Mr. Little, the other selling shareholder, is the president and CEO of an affiliate. In that regard, expand the cross reference to include the "Certain Relationships and Related Transactions" section.

Response: We have added disclosure to the outside front cover of the prospectus in response to the comment and expanded the cross-reference to include "Certain Relationships and Related Transactions" as requested.

Prospectus Summary, page 1

2.
Comment: Disclose the nature of the affiliations among the company and the two selling shareholders.

Response: We have added the requested disclosure to the prospectus summary, under the caption "The Offering."

Certain Relationships and Related Transactions, page 57

3.
Comment: Disclose the market price for your stock at the time each listed transaction occurred. Also discuss whether you believe that the material terms of each of the listed transactions were at least as favorable to you as could have been obtained from unaffiliated third parties.

Response: We have added disclosure to the "Certain Relationships and Related Transactions" section of the prospectus to include the last reported sale price of Pioneer's common stock at the time each of the listed transactions occurred. We have also added disclosure that states that we believe the material terms of each of the transactions were at least as favorable to Pioneer as terms we could have obtained from unaffiliated third parties.

Selling Shareholders, page 59

4.
Comment: We note your disclosure in footnote (3) regarding Mr. Little's affiliation with WEDGE Group Incorporated, one of Pioneer's affiliates. Supplementally, tell us the affiliation between WEDGE Group Incorporated and WEDGE Energy Services, and advise us when and how Mr. Little acquired the shares he is now selling. We may have further comment upon reviewing your response.

Response: WEDGE Energy Services, L.L.C. is a wholly owned subsidiary of WEDGE Equities, L.P. WEDGE Equities Corporation is the general partner of WEDGE Equities, L.P. WEDGE Equities Corporation is a wholly owned subsidiary of WEDGE Group Incorporated. We have added disclosure of the affiliation between WEDGE Group Incorporated and WEDGE Energy

  Services to the prospectus where WEDGE Group Incorporated is mentioned for the first time in the prospectus on page 48. We have also disclosed in footnote (3) on page 59 of the prospectus that WEDGE Group Incorporated is a controlling affiliate of WEDGE Energy Services.

Mr. Little acquired the 500,000 shares of Pioneer common stock that he is now selling through the exercise of employee stock options on March 5, 2004 for $0.75 per share. Mr. Little was initially granted these options on December 13, 1999. We have added disclosure to the outside front cover of the prospectus to disclose that these shares were issued to Mr. Little on exercise of stock options we granted to him in 1999.

5.
Comment: Also, supplementally tell us whether any selling shareholder is an affiliate of a registered broker-dealer. If so, expand the disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities.

Response: Based on representations we have obtained from the selling shareholders, neither selling shareholder is an affiliate of a registered broker-dealer.

        Should you have any question regarding this response memorandum, please contact Ted Paris (ph: 713.229.1838, fax: 713.229.7738) or Ashley Morgan (ph: 713.229.2086, fax: 713.229.7986) of Baker Botts L.L.P., Houston, Texas.

PIONEER DRILLING COMPANY
cc:	H. Roger Schwall Melinda Kramer Timothy Levenberg

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MEMORANDUM